Exhibit 99.1

Financial News

CIBC ANNOUNCES FIRST QUARTER 2016 RESULTS

Toronto, ON – February 25, 2016 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the first quarter ended January 31, 2016.

First quarter highlights

•	Reported net income was $982 million, compared with $923 million for the first quarter a year ago, and $778 million for the prior quarter.

•	Adjusted net income(1) was $1,029 million, compared with $956 million for the first quarter a year ago, and $952 million for the prior quarter.

•	Reported diluted earnings per share (EPS) was $2.43, compared with $2.28 for the first quarter a year ago, and $1.93 for the prior quarter.

•	Adjusted diluted EPS(1) was $2.55, compared with $2.36 for the first quarter a year ago, and $2.36 for the prior quarter.

•	Reported return on common shareholders’ equity (ROE) was 18.1% and adjusted ROE(1) was 19.0%.

“In the quarter, CIBC delivered strong results across Retail and Business Banking, Wealth Management and Capital Markets, despite a challenging macroeconomic environment,” says Victor G. Dodig, CIBC President and Chief Executive Officer. “We are making solid progress in transforming our bank to deliver growth by focusing on our clients, innovating for the future and simplifying our bank.”

Results for the first quarter of 2016 were affected by the following items of note aggregating to a negative impact of $0.12 per share:

•	$69 million ($51 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other;

•	$15 million income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, primarily due to the previously announced sale of our minority position in American Century Investments (ACI);

•	$9 million ($7 million after-tax) amortization of intangible assets; and

•	$5 million ($4 million after-tax) loss from the structured credit run-off business.

CIBC’s Basel III Common Equity Tier 1 ratio at January 31, 2016 was 10.6%, and our Tier 1 and Total capital ratios were 12.1% and 14.2%, respectively, on an all-in basis compared with Basel III Common Equity Tier 1 ratio of 10.8%, Tier 1 capital ratio of 12.5% and Total capital ratio of 15.0% in the prior quarter. At the end of this quarter, CIBC’s Basel III leverage ratio was 3.8% on an all-in basis.

CIBC announced a quarterly dividend increase of 3 cents per common share to $1.18 per share.

Core business performance

Retail and Business Banking reported net income of $684 million for the first quarter, up $40 million or 6% from the first quarter a year ago. Excluding items of note, adjusted net income(1) was $686 million, up $74 million or 12%, primarily due to solid volume growth and strong fee-based revenue across most businesses. These factors were partially offset by higher costs in support of business growth.

During the first quarter of 2016, Retail and Business Banking continued to make progress against our objectives of accelerating profitable revenue growth and enhancing client experience:

•	We opened CIBC Live Labs as part of the MaRS Discovery District FinTech cluster, allowing CIBC teams to collaborate with leading technology talent to develop the next wave of banking innovations for our clients; and

•	We introduced new products to better meet client needs, including our new CIBC Smart™ account which offers a more flexible fee structure based on client usage, and our new dividend cash-back credit cards which provide greater choice in our credit card line-up.

For the second year in a row, CIBC received the top overall ranking for online banking functionality among the five largest retail banks in Canada in Forrester Research Inc.’s 2015 Canadian Online Banking Benchmark report.

Wealth Management reported net income of $119 million for the first quarter, down $9 million or 7% from the first quarter a year ago. Excluding items of note, adjusted net income(1) was $122 million, down $10 million or 8%, due to lower revenue, partially offset by lower expenses. Revenue was down $18 million or 3%, largely due to lower performance fees earned in our Atlantic Trust business and lower revenue from ACI, as we ceased recognition of income following the announcement of sale in December 2015. This was partially offset by higher revenue from higher average assets under management driven by strong net sales across all businesses.

During the first quarter of 2016, Wealth Management continued its progress in support of our strategic focus to strengthen our platforms for clients:

•	Enhanced internal client referral framework to serve our clients’ banking and investment needs; and

•	Achieved record quarterly net sales of $1.9 billion in the Private Wealth Management segment.

Capital Markets reported net income of $244 million for the first quarter, down $27 million or 10% from the first quarter a year ago. Excluding items of note, adjusted net income(1) was $248 million, down $19 million or 7%, primarily due to lower underwriting revenue and investment portfolio gains, partially offset by higher trading revenue.

As a leading capital markets franchise in Canada and active in core Canadian industries in the rest of the world, Capital Markets acted as:

•	Joint lead and bookrunner on a US$1 billion global offering for the Province of Manitoba;

•	Exclusive financial advisor to Baybridge Seniors Housing Inc. on its $1 billion acquisition of Amica Mature Lifestyles Inc.;

•	Joint bookrunner, co-lead arranger and co-syndication agent on Oxford Properties and the Related Companies’ new US$690 million construction loan to support the development of the 30 Hudson Yards office tower in New York; and

•	Lead manager and joint bookrunner on a $172 million bought subscription receipt offering for TransAlta Renewables Inc.

(1)	For additional information, see the “Non-GAAP measures” section.

Credit quality

Provision for credit losses was $262 million. Excluding the increase in the collective allowance of $69 million, identified as an item of note, the provision for credit losses was $193 million, up $6 million or 3% from the same quarter last year. Higher losses in the oil and gas sector were partially offset by lower losses in our U.S. real estate finance portfolio and in CIBC FirstCaribbean. Compared with the prior quarter, the adjusted provision for credit losses was down $5 million or 3%.

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 13 of our 2015 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

$ millions, for the three months ended		2016 Jan. 31	2015 Oct. 31	2015 Jan. 31
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A	$968	$767	$907
After-tax impact of items of note(1)		47	174	33
After-tax impact of items of note on non-controlling interests		-	(2)	-
Adjusted net income attributable to common shareholders (2)	B	$1,015	$939	$940
Diluted weighted-average common shares outstanding (thousands)	C	397,428	397,838	397,887
Reported diluted EPS ($)	A/C	$2.43	$1.93	$2.28
Adjusted diluted EPS ($) (2)	B/C	2.55	2.36	2.36
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	D	$21,233	$20,122	$18,123
Reported return on common shareholders’ equity	A/D (3)	18.1%	15.1%	19.9%
Adjusted return on common shareholders’ equity (2)	B/D (3)	19.0%	18.5%	20.6%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total

2016	Reported net income (loss)	$684	$119	$244	$(65)	$982
Jan. 31	After-tax impact of items of note (1)	2	3	4	38	47

	Adjusted net income (loss) (2)	$686	$122	$248	$(27)	$1,029

2015	Reported net income (loss)	$672	$122	$181	$(197)	$778
Oct. 31(4)	After-tax impact of items of note (1)	1	6	2	165	174

	Adjusted net income (loss) (2)	$673	$128	$183	$(32)	$952

2015	Reported net income (loss)	$644	$128	$271	$(120)	$923
Jan. 31(4)	After-tax impact of items of note (1)	(32)	4	(4)	65	33

	Adjusted net income (loss) (2)	$612	$132	$267	$(55)	$956

(1)	Reflects impact of items of note below.
(2)	Non-GAAP measure.
(3)	Annualized.
(4)	Certain information has been reclassified to conform to the presentation adopted in the current period. See “External reporting changes” section of our Report to Shareholders for the first quarter of 2016.

Items of note

$ millions, for the three months ended	2016 Jan. 31	2015 Oct. 31	2015 Jan. 31

Gain arising from accounting adjustments on credit card-related balance sheet amounts	$-	$-	$(46)
Gain on sale of an investment in our merchant banking portfolio	-	-	(23)
Loss from the structured credit run-off business	5	3	12
Amortization of intangible assets	9	11	11
Increase in collective allowance recognized in Corporate and Other (1)	69	-	-
Restructuring charges primarily relating to employee severance	-	211	85

Pre-tax impact of items of note on net income	83	225	39
Income tax impact on above items of note	(21)	(51)	(6)
Income tax recovery arising from a change in our expected utilization of tax loss carryforwards	(15)	-	-

After-tax impact of items of note on net income	47	174	33
After-tax impact of items of note on non-controlling interests	-	(2)	-

After-tax impact of items of note on net income attributable to common shareholders	$47	$172	$33

(1)	Relates to the collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective Strategic Business Units.

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Making a difference in our Communities

CIBC is committed to building a bank that is relevant to our clients, our team members and communities, and supports causes that matter to them. During the quarter we:

•	Contributed $14 million to United Way through the generosity of our employees and retirees as well as a corporate donation;

•	Raised $6 million on CIBC Miracle Day’s 31st anniversary to support hundreds of children’s charities, thanks to trading fees and commissions donated by CIBC Capital Markets and CIBC Wood Gundy employees across Canada and in New York, London and Hong Kong; and

•	Announced our Lead Partnership in Ottawa 2017, inviting Canadians to mark Canada’s and CIBC’s shared 150th Anniversary. This year-long celebration in our nation’s capital is the first of many initiatives we will undertake to create memorable experiences for Canadians nationwide to commemorate this historic milestone.

During the quarter, CIBC was named:

•	Most Innovative Organization at ACT Canada’s IVIE Awards for long-standing leadership in innovation among the major Canadian banks;

•	One of Canada’s Top Employers for Young People by Mediacorp; and

•	One of Canada’s Best Diversity Employers by Mediacorp.

In addition, a CIBC executive, Laura Dottori-Attanasio, was recognized by WXN’s Top 100 Most Powerful Women in Canada for the fourth time, and now joins colleague Christina Kramer in WXN’s Hall of Fame.

(The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s first quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the U.S. Securities and Exchange Commission a certification relating to CIBC’s first quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators).

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance” and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2015 Annual Report under the heading “Financial performance overview – Outlook for calendar year 2016” and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2016 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2016” section of our 2015 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section starting on page 41 of our 2015 Annual Report. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

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Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-877-405-9213, passcode 8281962#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 1146327#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2016 first quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 6148352#) and French (514-861-2272 or 1-800-408-3053, passcode 3365148#) until 23:59 (ET) March 3, 2016. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading Canadian-based global financial institution with nearly 11 million personal banking and business clients. Through our three major business units - Retail and Business Banking, Wealth Management and Capital Markets - CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com/ca/media-centre/.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

John Ferren, SVP	416-980-2088	john.ferren@cibc.com
Jason Patchett, analyst enquiries	416-980-8691	jason.patchett@cibc.com
Alice Dunning, investor enquiries	416-861-8870	alice.dunning@cibc.com

Media Inquiries: Financial, business and trade media may contact:

Kevin Dove	416-980-8835	kevin.dove@cibc.com
Erica Belling	416-594-7251	erica.belling@cibc.com

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